SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers LLP are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

By	/s/ William K. Bibb	June 25, 2013
William K. Bibb		Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources, Energen Corporation

Energen Corporation

Employee Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

Energen Corporation

Employee Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the “Plan”) at December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 21, 2013

PricewaterhouseCoopers LLP, 1901 6th Ave. N., Suite 1600, Birmingham, AL 35203

T: (205) 252 8400, F: (205) 252 7776, www.pwc.com/us

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value (Notes 4, 5 and 6)
Energen Stock Fund	$115,717,529	$136,615,512
Other investments	191,415,811	161,360,632

Total investments	307,133,340	297,976,144
Notes receivable from participants	6,353,463	6,148,597
Employer contributions receivable	375,060	318,940
Employee contributions receivable	388,662	328,884

Total assets	314,250,525	304,772,565

Net assets available for benefits	$314,250,525	$304,772,565

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Employer contributions	$7,569,206
Employee contributions	9,006,256
Interest income on notes receivable from participants	274,444
Dividends	6,146,840
Net appreciation in fair value of investments (Notes 4 and 5)	3,835,663
Other additions	4,949

Total additions	26,837,358

Deductions
Distributions to participants	17,306,843
Insurance premiums	724
Administrative expenses	50,153
Decrease in cash surrender value of life insurance	1,678

Total deductions	17,359,398

Net increase	9,477,960

Net assets available for benefits
Beginning of year	304,772,565

End of year	$314,250,525

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the “Employer” or “Plan Sponsor”). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement. Prior to October 2011, enrollment was initiated by the employee through use of enrollment forms which the Plan Sponsor received from the employee and provided to the Trustee. Effective October 2011, the Plan was amended where by the Trustee assumed the enrollment function and eligible employees were auto enrolled in the Plan. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.

The Plan is administered by the Energen Benefits Committee (“Administrative Committee”) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the “Trustee”).

Contributions

Contributions to the Plan may consist of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions, and rollover contributions. The Employer makes additional cash Employer Supplemental Contributions that are invested according to the employee’s elective investment allocations. The Employer Supplemental Contributions are made on behalf of each eligible employee in the amount of the following percentage of the employee’s pay on the basis of his age as of the last day of the Plan year:

Age	Percent of Pay

15–44	3.0%
45–54	3.5%
55–64	5.5%
65 and older	7.0%

Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee’s compensation (limited to the first $250,000 of the employee’s compensation for the year ended December 31, 2012), not to exceed 30% thereof and not less than 2% thereof. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover). Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee’s elective contribution not to exceed 6% of the employee’s compensation. The Employer has the discretion to increase or decrease the employer matching contribution

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

percentage. A participant may exchange up to 100% of the assets invested in the Energen Stock Fund, including those assets received through employer matching contributions, for various other investment options.

The Plan is designed to take advantage of “safe harbor” rules under the Internal Revenue Code (“IRC”). For participants of the Plan, the Employer will contribute a safe harbor contribution equal to 3% of for the Plan year, regardless of any employee elective contributions that are made. This safe harbor contribution will be made to the Employer Supplemental Contribution portion of the Plan. Participant accounts are immediately fully vested.

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-three mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant’s pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums. These universal life insurance policies are held by Genworth Life and Annuity Insurance Company, formerly known as First Colony Life Insurance Company.

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and notes receivable from participants. These loans are carried at the loan’s unpaid principal balance plus accrued interest and are recorded as notes receivable from participants in the statements of net assets available for benefits. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 4.25% to 9.5% at December 31, 2012 and 4.25% to 10% at December 31, 2011.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective pre-tax and/or Roth and rollover contributions, their allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested account balance or may leave it in the Plan if the vested balance is $5,000 or more. The investment of a participant’s account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

Vesting

Each participant’s account balance in the Plan is fully vested.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant’s benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer’s approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund (“Trust Fund”) either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Income Tax Status

The Plan obtained its latest determination letter on October 6, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan has applied for but has not received a new determination letter from the IRS to reflect all amendments to the Plan. However, the Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes or uncertain tax positions has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

4.	Investments

Investments at December 31, 2012 and 2011 consist of the following:

		Fair Value
		2012	2011

*	Energen Stock Fund	$115,717,529	$136,615,512
	Mutual funds	173,100,799	144,592,295
	Money market fund	18,282,758	16,734,406
	Cash surrender value of life insurance	32,254	33,931

		$307,133,340	$297,976,144

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation (depreciation) in fair value of $3,835,663 during the year ended December 31, 2012 as follows:

*	Energen Stock Fund	$(12,363,078)
	Mutual funds	16,198,741

		$3,835,663

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2012 and 2011:

		Fair Value
		2012	2011

*	Energen Stock Fund	$115,717,529	$136,615,512
	Vanguard 500 Index Fund	—	21,010,102
	Vanguard Institutional Index Fund	25,045,975	—
	Vanguard Wellington Fund Admiral Shares Fund	17,100,006	—
	Vanguard Prime Money Market Fund	18,282,758	16,734,406

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

*	Investment is comprised of nonparticipant-directed activity. Prior to January 1, 2004, the Energen Stock Fund was an available elective investment option offered to participants. Therefore, balances in the Energen Stock Fund at December 31, 2012 and 2011 include these participant elections.

5.	Nonparticipant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31,
	2012	2011

Net assets
Energen Stock Fund, at fair value	$115,717,529	$136,615,512
Employer contributions receivable	133,522	114,986

	$115,851,051	$136,730,498

Year Ended December 31, 2012

Changes in net assets
Employer contributions	$3,127,746
Dividend income	1,469,664
Net depreciation in fair value of investment	(12,363,078)
Distributions to participants	(6,041,211)
Administrative expenses	(6,229)
Transfers to participant-directed investments	(7,066,339)

$(20,879,447)

6.	Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures, provides a definition of fair value which focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with FASB ASC 820-10, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair value hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Quoted prices in active markets for identical debt and equity securities.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Level 2	Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

Level 3	Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2012 and 2011. A summary of the inputs used in the fair value measurements as of December 31, 2012 and 2011 involving the Plan’s assets and liabilities carried at fair value, is as follows:

Energen Stock Fund

Valued at the closing price reported on the active market on which the Energen Corporation Common Stock is traded, plus the amortized cost of the money market fund portion and/or the fair value of the cash portion of the Energen Stock Fund.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money Market Fund

Valued based on amortized cost, which approximates fair value.

Life Insurance Policies

Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Energen Stock Fund	$115,717,529	$—	$—	$115,717,529
Mutual funds
Large blend	25,045,975	—	—	25,045,975
Domestic balanced	32,010,563			32,010,563
Moderate allocation	17,100,006	—	—	17,100,006
Foreign large blend	7,912,368	—	—	7,912,368
Foreign large growth	9,021,347			9,021,347
Large value	13,711,904	—	—	13,711,904
Intermediate-term bond	12,834,543	—	—	12,834,543
Mid-cap blend	11,136,094	—	—	11,136,094
Small blend	11,545,591	—	—	11,545,591
Large growth	11,714,337	—	—	11,714,337
Long-term bond	10,096,644	—	—	10,096,644
Inflation protected bond	6,350,658	—	—	6,350,658
Short-term bond	4,620,769	—	—	4,620,769
Money market fund	18,282,758	—	—	18,282,758
Cash surrender value of life insurance	—	32,254	—	32,254

Total assets at fair value	$307,101,086	$32,254	$—	$307,133,340

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Energen Stock Fund	$136,615,512	$—	$—	$136,615,512
Mutual funds
Large blend	46,746,272	—	—	46,746,272
Moderate allocation	14,894,130	—	—	14,894,130
Foreign large blend	13,797,367	—	—	13,797,367
Large value	11,586,799	—	—	11,586,799
Intermediate-term bond	10,305,059	—	—	10,305,059
Mid-cap blend	10,200,548	—	—	10,200,548
Small blend	10,034,595	—	—	10,034,595
Large growth	9,967,397	—	—	9,967,397
Long-term bond	8,201,513	—	—	8,201,513
Inflation protected bond	5,270,952	—	—	5,270,952
Short-term bond	3,587,663	—	—	3,587,663
Money market fund	16,734,406	—	—	16,734,406
Cash surrender value of life insurance	—	33,931	—	33,931

Total assets at fair value	$297,942,213	$33,931	$—	$297,976,144

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

7.	Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Employer. The Plan invests in shares of mutual funds and a money market fund managed by the Vanguard Group, Inc. The Plan’s Trustee is a wholly owned subsidiary of the Vanguard Group, Inc. The Plan invests in an Employer Stock Fund, which is comprised of Employer common stock and cash, and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2012, the Plan purchased 42,908 units of the Employer Stock Fund for $4,391,334 and disposed of 120,557 units for $12,926,239. Quarterly dividends of $.14 per share were declared and paid by the Employer on various dates throughout the year. The Plan received $1,469,664 in dividend payments related to the Employer Stock Fund for the year ended December 31, 2012. These transactions qualify as party-in-interest transactions.

9.	Subsequent Events

Management has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Supplemental Schedules

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value

	Energen Stock Fund
*	Energen Stock Fund	Common stock fund; 2,559,521 shares and $302,820 money market fund portion	$45,238,114		$115,717,529

	Mutual funds
*	The Vanguard Group Vanguard Morgan Growth Fund Admiral Shares	Registered investment company, mutual fund; 189,921.162 shares		**	11,714,337

*	The Vanguard Group Vanguard Institutional Index Fund	Registered investment company, mutual fund; 191,893.769 shares		**	25,045,975

*	The Vanguard Group Vanguard Wellington Fund Admiral Shares	Registered investment company, mutual fund; 292,557.842 shares		**	17,100,006

*	The Vanguard Group Vanguard Long-Term Investment Grade Fund Admiral Shares	Registered investment company, mutual fund; 930,566.284 shares		**	10,096,644

*	The Vanguard Group Vanguard Windsor II Fund Admiral Shares	Registered investment company, mutual fund; 263,032.873 shares		**	13,711,904

*	The Vanguard Group Vanguard International Growth Fund Admiral Shares	Registered investment company, mutual fund; 147,215.200 shares		**	9,021,347

*	The Vanguard Group Vanguard Small-Cap Index Fund Institutional Shares	Registered investment company, mutual fund; 297,873.856 shares		**	11,545,591

*	The Vanguard Group Vanguard Intermediate-Term Investment Grade Fund Admiral Shares	Registered investment company, mutual fund; 1,243,657.26 shares		**	12,834,543

*	The Vanguard Group Vanguard Mid-Cap Index Fund Institutional Shares	Registered investment company, mutual fund; 494,497.962 shares		**	11,136,094

*	The Vanguard Group Vanguard Short-Term Investment Grade Fund Admiral Shares	Registered investment company, mutual fund; 426,663.846 shares		**	4,620,769

*	The Vanguard Group Vanguard Inflation-Protected Securities Fund Investor Shares	Registered investment company, mutual fund; 437,072.153 shares		**	6,350,658

*	The Vanguard Group Vanguard Total International Stock Index Fund Institutional Shares	Registered investment company, mutual fund; 78,981.512 shares		**	7,912,368

*	The Vanguard Group Vanguard Target Retirement 2010	Registered investment company, mutual fund; 54,407.900 shares		**	1,312,863

*	The Vanguard Group Vanguard Target Retirement 2015	Registered investment company, mutual fund; 342,185.367 shares		**	4,578,440

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value

*	The Vanguard Group Vanguard Target Retirement 2020	Registered investment company, mutual fund; 345,501.075 shares		**	8,233,291

*	The Vanguard Group Vanguard Target Retirement 2025	Registered investment company, mutual fund; 484,307.756 shares		**	6,581,742

*	The Vanguard Group Vanguard Target Retirement 2030	Registered investment company, mutual fund; 130,980.232 shares		**	3,062,317

*	The Vanguard Group Vanguard Target Retirement 2035	Registered investment company, mutual fund; 187,856.461 shares		**	2,646,898

*	The Vanguard Group Vanguard Target Retirement 2040	Registered investment company, mutual fund; 72,573.089 shares		**	1,682,244

*	The Vanguard Group Vanguard Target Retirement 2045	Registered investment company, mutual fund; 115,343.841 shares		**	1,678,253

*	The Vanguard Group Vanguard Target Retirement 2050	Registered investment company, mutual fund; 58,095.255 shares		**	1,341,420

*	The Vanguard Group Vanguard Target Retirement 2055	Registered investment company, mutual fund; 3,392.290 shares		**	84,129

*	The Vanguard Group Vanguard Target Retirement Income	Registered investment company, mutual fund; 66,363.063 shares		**	808,966

					173,100,799

	Money market fund
*	The Vanguard Group Vanguard Prime Money Market Fund	Registered investment company, money market fund; 18,282,758 shares		**	18,282,758

	Notes receivable from participants
*	Notes receivable from participants	Various maturity dates and rates ranging from 4.25% to 9.5%		**	6,353,463

	Cash surrender value of life insurance
	Genworth Life and Annuity Insurance Company	Cash surrender value of life insurance policies		**	32,254

					$313,486,803

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2012

Series of transactions of same issue exceeding 5% of assets.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (Include Interest Rates and Maturity In Case of a Loan	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Energen Corporation	Common stock fund	$4,391,334	$—	$—	$—	$—	$4,391,334	$—
Energen Corporation	Common stock fund	—	12,926,239	—	—	4,679,230	12,926,239	8,247,009